[ANNUAL REPORT 2000]

               [HAEMACURE CORPORATION LOGO AND BACKGROUND PICTURE]

MISSION

Our mission - as a leading surgical sealant company servicing the acute surgical wound care market - is to develop, manufacture and commercialize innovative products which are beneficial to both patients and operating room professions, while increasing shareholder value.

PROFILE

Haemacure Corporation is a Canadian company focused on the development of its core technology - human plasma-derived fibrin sealant - and the commercialization of its proprietary and licensed surgical sealants, bio-materials and surgical devices, for use in a broad range of applications in the acute surgical wound-care market.

In April 2000, Haemacure received FDA clearance to market its innovative aerosol delivery device, HemaMyst. This provides Haemacure the ability to immediately set itself apart from the competition, by meeting surgeons' needs to apply two non-homogenious liquid products in a more efficient and cost effective manner.

Haemacure is building a reputation as an acute surgical wound-care company, and is uniquely positioned to become a world leader in this industry.

TABLE OF CONTENTS

Message to Shareholders                             2

Review of operations                                4

Management Discussion and Analysis                  8

Management's Responsibility for                    11
Financial Reporting

Auditor's Report                                   11

Consolidated Financial Statements                  12

Notes to Consolidated Financial Statements         15


Trademarks
HEMASEEL, HEMASEEL APR, HEMASEEL HMN, HEMASYST and HEMAMYST are either registered trademarks of Haemacure Corporation in Canada and other countries. Other product names herein, if any, may be trademarks of their respective owners.

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HIGHLIGHTS


Years ended October 31,                                    2000           1999

--------------------------------------------------------------------------------
Operations
         Revenues                                   $13,382,121     $5,766,003
         Operating expenses                          18,930,000     16,578,400
         Loss per share                                    0.66           1.26
         Deficit                                    $67,753,263    $52,471,562
--------------------------------------------------------------------------------


Financial Position
         Cash and cash equivalents                   $7,072,703     $1,421,161
         Total assets                                31,850,131     26,525,068
         Shareholders' equity                       $15,640,565    $12,406,232
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Common Shares Outstanding at Year-End                24,232,950     16,009,155
--------------------------------------------------------------------------------





                                 [GRAPH OMITTED]

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Message to Shareholders

Fiscal year 2000 - henceforth 2000 - proved to be another significant year of achievements for Haemacure. This was the Company's second full year selling its fibrin sealant product, Hemaseel APR, since it was approved for sale in the United States.

Sales of Hemaseel APR (and related devices) grew from $5.5 million in 1999 to $12.9 million in 2000, a 135% increase. Since the United States Food and Drug Administration (FDA) approved Hemaseel APR in May 1998, sales of the product have increased for nine consecutive quarters.

This growth was achieved through the ongoing expansion of our sales force, which grew from 16 representatives in 1999 to an organization currently consisting of 20 representatives. In 1999, our objective was to cover all major geographic areas of the United States, and we succeeded. In 2000, we aimed to cover not only healthcare facilities in major metropolitan areas but, also, secondary and tertiary hospital systems, with emphasis on the major teaching hospitals, where Haemacure provides educational and training programs to surgeons and operating room nurses.

One of our core objectives for 2000 was to make good on our commitment to expand the use and application of fibrin sealants by providing a variety of delivery systems specific to given surgical indications.

In 1999, Haemacure introduced the HemaSyst surgical sealant delivery system. The system includes dual cannula tips, spray tips and multi-lumen catheters. These applicator tips can be attached to the double syringe delivery device that is included with each Hemaseel APR fibrin sealant kit. In 2000, Haemacure developed the HemaMyst aerosol system, which was cleared with the FDA in April 2000. The HemaMyst spray system channels two non-homogenous fluids or solutions through two adjacent outlets, then mixes and atomizes them before propelling them onto the treatment site by means of a sterile pressurized gas. The HemaMyst system gives the surgeon the flexibility and control to provide wound care over small, localized areas or over broad, irregular surfaces, while facilitating more efficient and economical delivery of the product. Surgeon acceptance and clinical success exceeded expectations and allowed Haemacure to move to full market release of the system ahead of schedule.

One of our objectives in 2000 was also to grow both in terms of new accounts - defined as a hospital that places orders more than three times during the year - while expanding the use of fibrin sealant within each hospital. We met both objectives. The Company now boasts over 700 accounts, compared to 500 at the end of 1999.

We also monitored our growth in terms of units sold, translated into surgical procedures. On that basis, we achieved significant market penetration compared to 1999, when Haemacure sold 28,100 ml of Hemaseel APR. Since the average surgical procedure requires approximately 3.0 ml of sealant, we estimate our penetration for 1999 at 9,400 procedures. In 2000, we sold 80,156 units - approximately 26,700 procedures - an increase of over 185% in units or 2.84 times in actual procedures over 1999.

Adoption of surgical sealant technology by US surgeons is slower than market researchers initially anticipated. This is primarily due to the education time required to train surgeons and to demonstrate the clinical and economic benefits of fibrin sealants to hospital administrators. Nevertheless, an independent study by the Marketing Research Bureau indicates the potential for surgical sealants is approximately 9.3 million procedures a year. A market penetration of approximately 10% - or one million procedures over the next 3 to 5 years - at an average cost of $300 per procedure, would represent a $300 million market per year in the United States alone.

In 2000, Haemacure incurred a consolidated loss of $12.3 million, or $(0.66) per share - a 48% improvement, compared to 1999.

In June 2000, Haemacure successfully completed a public offering of $17.6 million, and increased the number of outstanding shares from 16 million to 24.2 million. The proceeds from the offering are being used to finance the development of the manufacturing facility dedicated to Hemaseel APR in collaboration with Bio Products Laboratory of Elstree, United Kingdom (see Bio Products Laboratory) and to acquire related equipment. The remaining funds will be used to finance research and development activities.

The transfer of the Hemaseel APR technology between Bio Products Laboratory
(BPL) and Baxter International Inc. (formerly Immuno International AG), first reported in 1999, continued to progress on budget and on schedule. Under the terms of the March 2000 manufacturing agreement between Haemacure and BPL, the facility will be designed to manufacture both Hemaseel APR and its new frozen formulation, which is currently under review by the FDA. Haemacure is responsible for all costs relating to modifications to the manufacturing facility at BPL, equipment purchases and the two technology transfers between Baxter and BPL. We estimate this project will cost $14.7 million over the three-year period that began in October 1999. We anticipate the facility will be completed, operational and able to manufacture product for clinical evaluation, but not for commercial use, by September 2001.

At the end of 2000, Mr. Normand Balthazard, President of BioCapital Investments LLP - the Company's first venture capital investor in 1992 - resigned from the Board of Directors. We wish to express our gratitude to Mr. Balthazard for his invaluable contribution. We would also like to recognize the contribution of Board members Jacques Rejeange and Daniel B. Shaffner of ZLB Central Laboratory. Messrs. Rejeange and Shaffner have also resigned from the Board.

We are pleased with the progress made in executing our business plan in 2000. To reach our long-term goals, we must continue to effectively market our existing products, quickly bring products in development to market and actively pursue licensing and acquisition agreements to leverage two of our most critical assets
- our sales force and market intelligence.

As we progress each year, we aim to establish our position as a leader in the surgical sealant business. To do so, we have determined to add one new product per year to our roster, either from distribution arrangements, licensing, acquisition or from internal development. Our recent announcement of an agreement with Pharmacia Corporation regarding the co-marketing of Gelfoam (absorbable gelatin sponge) demonstrates our efforts towards this objective. Gelfoam and the Hemaseel APR technologies are complementary in the surgical environment and work in a symbiotic relationship when applied to a wound surface.

Effective October 9, 2000, Haemacure became a "reporting company", under the United States federal securities laws by filing a Form 20-F with the US Securities and Exchange Commission (SEC). Haemacure's Form 20-F is currently under review by the SEC. Our purpose in becoming a reporting company is to make us eligible for listing on a US securities market. Management hopes to secure such a listing in early 2001.

We appreciate the continued support of our investors and shareholders. I wish to reiterate my personal commitment, and that of our Management team, to continue working diligently at meeting our strategic goals so that all shareholders may continue to have confidence in our future.


                                        Thank you for your support.


                                        /s/ Marc Paquin

                                        Marc Paquin
                                        President & Chief Executive Officer


                       [PHOTOGRAPHS OF EXECUTIVE OFFICERS]

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REVIEW OF OPERATIONS

SALES, MARKETING AND DISTRIBUTION

Acceptance of Hemaseel APR product benefits by leading-edge surgeons and reordering of our products by 75% of our more than 700 client hospitals helped to drive 2000 sales revenue up by 135% over 1999.

Haemacure increased its market share significantly in 2000. Numerous hospitals converted to Haemacure and endorsed the use of fibrin sealants because of our innovative programs, education and service orientation.

Delivery device volume showed steady growth throughout the year. Monthly volume grew over 100% with the release of HemaMyst in August. HemaMyst and HemaSyst played a critical role in differentiating Haemacure from the competition. Our broad product line sets the company apart from the competitors while meeting surgeons' need to apply products in a more efficient and cost effective manner.

The Haemacure field sales team is divided into three groups: 18 direct representatives, all fibrin sealant specialists reporting to two area managers; 100 independent sales representatives and six clinical nurse specialists, each with at least 7 years' operating room experience.

Direct Sales Force. All representatives are based in major metropolitan areas. Their primary responsibility is to increase sales within their territory through implementation of our educational programs, and through working with surgeons in operating rooms. They also manage and train the manufacturing agents in their respective areas. The direct sales force generated 71% of our sales in 2000.

Independent Sales Organisations. Eighteen independent sales organisations employing 100 sales professionals ensure Haemacure representation in secondary markets. These organisations generated 29% of Haemacure's revenue in 2000.

Clinical Nurse Specialists. The Company relies on six registered nurses to assist in its education programs and initiatives. The nurses provide education support to surgeons, operating room nurses and to the sales force. They are also certified to deliver Continuing Medical Education (CME) programs.

COMMITMENT TO EDUCATION AND EXPANSION
Since Haemacure's launch of Hemaseel APR in 1998, the selling and distribution of this fibrin sealant and various delivery devices have continued to evolve from a sales presentation approach to one that is predicated on clinical education.

In 2000, Haemacure's key marketing focus was to continue the expansion of this emerging surgical sealant market. This was accomplished through our dedicated surgical sales force with a strong emphasis on educating surgeons on the specific use and application of fibrin sealants to achieve positive clinical outcomes on an economical basis. Our market penetration analysis shows that we grew from 9,400 to 26,700 surgeries between 1999 and 2000 fiscal year. With this in mind, Haemacure continued to invest and expand upon those innovative education and marketing programs that demonstrate the greatest return on investment and are specifically designed to train surgeons on the appropriate use of fibrin sealants in various surgical specialities.

[PHOTOGRAPH OF HEMAMYST DEVICE]

MARCH       BPL agreement ratified and signed.

APRIL       First half revenues equal all of fiscal 1999 revenues.

            Second quarter:
            First $3 million sales quarter

            Market share grows to 30%

            FDA clearance of HemaMyst

JULY FTC grants 12 months extension for Haemacure to continue to seek approvals to manufacture fibrin sealant

"Fibrin sealant use during burn excision and grafting procedures may reduce blood loss, does not adversely affect healing, and may accelerate the maturation of burn related scarring."
          David Greenhalgh, M.D., et al. (1999) Multicenter Trial to Evaluate the Safety and Potential Efficacy of Pooled Human Fibrin Sealant for the Treatment of Burn Wounds. The Journal of Trauma. Injury, Infection and Critical Care. 46:3, 433-440

The following three programs in particular, had the largest impact on product awareness, product expansion and sales growth in the fiscal 2000 planning period.

The Haemacure Regional Speaker Program (HRSP), developed and designed to educate and train surgeons on the various uses of fibrin sealant in specific surgical specialities, grew significantly in both the number of speakers and presentations. With over 10 leading surgical specialists in the field of surgical sealants and tissue adhesives, Haemacure has established a multi-discipline faculty that can provide surgeon-to-surgeon training at targeted hospitals and at national, regional and local medical society meetings.

The strategic importance of this program is confirmed by its impact on sales. On average, hospitals that received HRSP presentations generated over 100% increase in sales in the next month.

Realizing that surgeons are not the only ones who are critical to our sales growth, Haemacure also established a Continuing Nursing Educational Workshop, dedicated specifically to the clinical use of Hemaseel APR fibrin sealant. The Haemacure Direct Sales Force and its clinical nurse specialists have been accredited by a Denver, Colorado based company which in turn is authorized by the AORN (Association of Operating Room Nurses) in the issuance of CEU (Continued Education Units). Haemacure's representatives were trained to deliver the program, which provides nurses with continuing education credits required for re-licensing. The results and response to this on-going program are very positive. In just over 50 hospitals, 1,500 nurses received credentials on the clinical use of fibrin sealants. Targeted hospitals have increased their orders by at least 25% since the launch of the program.

The year 2000 also saw a significant expansion of Haemacure's fibrin sealant clinical database. In 1999, we established the Haemacure Educational Resource Center (HERC), a program designed to respond to physician requests for additional clinical information on the appropriate use of Hemaseel APR in surgical procedures. Response to the program has been outstanding and has led to the expansion of our education program. Currently the HERC offering consists of over 100 peer reviewed clinical articles covering 17 different surgical specialities on the use of fibrin sealant.

Since its inception the HERC has responded to over 500 physician requests. This is clear indication of the increasing awareness of the program by surgeons and of their desire to learn more about Haemacure's unique product offering and about the clinical benefits it can deliver.

These strategic initiatives, combined with our support of ongoing clinical studies and participation in over 70 scientific and commercial conventions, have facilitated our exceptional sales growth and reputation as the leader in clinical education for biosurgical products.

DEVELOPMENT OF SURGICAL SEALANT DELIVERY DEVICES
Haemacure's continuing efforts to provide efficient and diverse methods for the delivery of fibrin sealants in multiple surgical procedures led to a significant broadening of its product offering in 2000.

The HemaSyst product line, launched in the fourth quarter of 1999, was expanded to include a proprietary adapter allowing our manual sprays, malleable cannula shafts and laparoscopic attachments to be utilized with the dual syringe applicator included in the Hemaseel APR kit. This enhancement eliminated the need for surgeons to purchase a different dual syringe holder when using the unique HemaSyst tips. As a result of our close collaboration with surgeons, and benefiting from their experience, we further expanded HemaSyst line to include flexible catheters and a high flow malleable cannula.

Haemacure's proprietary aerosol device, HemaMyst, received FDA clearance and was launched in the third quarter of 2000. This unique system offers many advantages over existing products, most importantly the ability to economically deliver fluids over a broad area. The addition of HemaMyst to our product line has accounted for a doubling of monthly device sales since its launch. HemaMyst was further enhanced in the fourth quarter of 2000 with the design and release of a more focused spray tip, allowing better surgical access to confined spaces. We have filed a patent application for this design.

NEXT GENERATION PRODUCTS
A frozen formulation of Hemaseel APR

When Haemacure and Immuno International AG (now Baxter International Inc.) entered into licensing and manufacturing agreements in 1997, Haemacure acquired rights to Immuno's frozen formulation of Hemaseel APR. The product requires no reconstitution and is delivered in frozen pre-filled syringes that are ready to use after being thawed. Surgeons and operating room staff appreciate it for its convenience. An application for approval of this product, for distribution by Haemacure and Baxter was submitted to the FDA in 2000. This points to the possibility of a frozen formula being approved for the US market by 2001, although there can be no assurance of such an approval.

Hemaseel HMN - EACA
instead of tranexamic acid or aprotinin

Haemacure has devoted considerable resources to the research and development of a patented process to extract fibrinogen and thrombin from human plasma.
This process uses epsilon-amino-carproic acid (EACA), prior to completion of manufacturing, to eliminate undesirable plasminogen from the fibrin sealant. The use of EACA instead of tranexamic acid or aprotinin differentiates Haemacure's proprietary fibrin sealant technology from other fractionation methods by providing greater product purity and superior production yields, thus making Haemacure's patented technology unique.

"Results showed a 92.6% success rate for fibrin sealant in controlling bleeding within 5 minutes of application, compared with only a 12.4% success rate with conventional topical agents."
     Multicenter study : Rousou, Gonzalez-Lavin, Cosgrove, Weldon, Hess, Joyce, Bergsland, Gazzaniga. (February 1989) Randomized clinical trial of fibrin sealant in patients undergoing resternotomy or reoperation after cardiac operations. The Journal of Thor and Cardiovascular Surg. 97:2, 194-203

CLINICAL TRIALS OF HEMASEEL HMN

Haemacure discontinued the Phase III clinical trials of Hemaseel HMN in total knee replacement procedures when its interim analysis of data showed results that, although statistically significant, did not reach the defined clinical endpoint. The data, which demonstrated the excellent safety of the product, can be used in conjunction with new clinical data in support of safety and efficacy claims for Hemaseel HMN. The clinical results of the total knee replacement procedure showed the importance of the surgeon's familiarity and experience with our product. New international multi-centre clinical trials were initiated in 2000 under the direction of ZLB Central Laboratory Blood transfusion Service
(ZLB), with assistance from Haemacure. The Phase III clinical trials protocol was revised to evaluate the product in surgical procedures, including vascular surgery, that match areas of greater interest to surgeons.

Other clinical indications for use
Haemacure is in the process of developing a proprietary frozen formulation of Hemaseel HMN, which is similar in concept to the frozen formulation of Hemaseel APR. We are also actively pursuing opportunities to apply our fibrin sealant core technology to the prevention of post-surgical adhesions (internal scarring) and to the sealing of puncture holes in arteries following both diagnostic and therapeutic cardiology procedures.

ZLB BIOPLASMA AG
Under the June 1999 Licensing Agreement between Haemacure and the ZLB Foundation, ZLB Foundation completed in April 2000 the dedicated manufacturing facility for Hemaseel HMN, a fibrin sealant technology developed by Haemacure. During the first quarter of 2001, Haemacure received confirmation that ZLB Bioplasma would continue the development of Hemaseel HMN. ZLB Bioplasma is currently in the process of fulfilling its commitment to finance and complete clinical and regulatory registration of Hemaseel HMN. Patient enrollment for a Phase II vascular graft started late summer 2000 and it is anticipated to be completed late 2001. This will be followed by a Phase III study and product registration is anticipated in 2003. Haemacure and ZLB Bioplasma are pursuing discussions to ensure the long-term commitment to the project and that the timelines for the clinical studies and registration of the product are maintained or accelerated.

BIO PRODUCTS LABORATORY
In March 2000, Haemacure concluded a manufacturing agreement with BPL, an agency of the National Blood Authority of the United Kingdom and one of the few fractionation facilities in the world. Pursuant to the agreement, BPL will manufacture and supply Haemacure with Hemaseel APR and the frozen formulation of Hemaseel APR, from its facilities in Elstree, England, near London. Haemacure is responsible for the purchase of all manufacturing equipment and is required to pay BPL for the time and materials necessary to design and construct the manufacturing section of BPL's existing facilities.

In 2000, Haemacure allocated $14.7 million to the purchase of 15 major pieces of equipment, including a filling line, a freeze-dryer, centrifuges and a special oven for viral treatment, and to manufacturing premises construction up to the first shutdown of the facility which occurred in May-June 2000, as scheduled.

Tight controls ensured that the total of the operating expenditures incurred remained within limits of the budget allocated to the project by the Board of Directors of the Company and that the board approved schedule was adhered to.

A technical committee comprising personnel from Haemacure, BPL and Baxter manages the project. This committee reports to an oversight committee comprising executives and senior Management from Haemacure and BPL.

Haemacure and BPL have been actively working on a technology transfer project with Baxter (Vienna, Austria) since February 1999. As project activities increased in pace during 2000, the technical committee met five times, while the oversight committee met twice. In addition, Haemacure and BPL personnel completed four visits to Vienna and some 13 visits to equipment manufacturers.

On March 9, 2000, Haemacure and BPL met with the FDA in order to establish the latter's requirements for the mandatory FDA approval of Hemaseel APR manufactured by BPL. This meeting resulted in both companies developing a strategic approach to determine the quivalence between the products manufactured by BPL and Baxter.

FTC EXTENSION
In July 2000, the FTC granted Haemacure a one-year extension in keeping with the provisions of its consent order and the license agreement that allows for four such extensions. It did so on the strength of Haemacure's and BPL's commitment to technology transfer. Provided Haemacure and BPL pursue their efforts to manufacture Hemaseel APR at BPL in good faith and adhere to the timeline, Haemacure expects to receive additional extensions until the transfer is complete and FDA approval of the product is received.

SALES AND MARKETING TEAM

AUGUST      HemaMyst launched into the market

            Secondary offering over-subscribed grossing $17,647,000

            Warrants begin trading on the Toronto Stock Exchange

            Filing of 20-F with the U.S. Securities Exchange Commission
SEPTEMBER   ZLB sold to CSL




                       [SALES AND MARKETING TEAM PICTURES]

MANAGEMENT DISCUSSION AND ANALYSIS

In 2000, its second full year of recording revenues from the sale of Hemaseel APR, Haemacure posted triple-digit income growth over fiscal year 1999. Business continued to increase as a result of sales and marketing initiatives focused on surgeon training and education, and on innovative delivery devices.






OVERVIEW
The project for the manufacture of Hemaseel APR and Hemaseel APR frozen formulation by BPL progressed well and is on schedule with respect to securing FDA approval. The Company has entered into contracts for the procurement of manufacturing equipment and modifications to the plant. Production and deliveries are on schedule. Haemacure expects to manufacture its own commercially available fibrin sealant, through BPL, some time in calendar year 2003.

The FTC granted Haemacure the first of four possible one-year extensions within which Haemacure will seek FDA approval for Hemaseel APR, manufactured by BPL. The extension was granted in light of Haemacure's significant efforts to market the Hemaseel APR fibrin sealant, the signing of a manufacturing agreement with BPL and the raising of the required funds. Haemacure is confident that its continued efforts and significant capital expenditures will result in future extensions.

During 2000, the Company proceeded with a secondary public stock offering raising over $17 million to fund the purchase of manufacturing equipment for Hemaseel APR and related processes, as well as other research and development projects.

In September 2000, CSL Limited acquired the plasma fractionation business of ZLB. ZLB Bioplasma AG, the name of the acquiring wholly owned subsidiary of CSL Limited, has continued the Hemaseel HMN project and is in the process of completing the Phase II clinical studies for Hemaseel HMN.

"Hemaseel APR is extremely helpful in stopping suture-hole bleeds, especially through thin or fragile tissue. A little Hemaseel APR plus a little pressure and the problem of this type of nuisance bleeding is solved."
          Chris La Mendola, M.D., "Medco Forum", vol.7 : 1, January 2000

RESULTS OF OPERATIONS
Ongoing sales and marketing expenditures were required to promote Hemaseel APR and Haemacure's proprietary delivery device systems HemaSyst and HemaMyst. Key investments included the hiring and training of additional direct sales representatives, the appointment of new distributors and the increased use of a team of clinical nurses who assist in promoting product utilization. These expenditures resulted in a significant market share increase for Haemacure. Clinical and regulatory expenses were lower than 1999 as the management and expense of the Hemaseel HMN clinical trials were transferred to ZLB, while work for the BPL clinical process had not yet begun. These expenses areexpected to increase in fiscal year 2001, as BPL clinical trials begin. Haemacure incurred a net consolidated loss of $12.3 million ($0.66 per share) in the fiscal year that ended on October 31, 2000, compared to $16.2 million ($1.26 per share) in the preceding year. Losses for fiscal 1999 included an inventory write-off of $3.4 million, ($0.26 per share), due to complex manufacturing procedures that required Haemacure to place firm orders for product six months in advance.

REVENUES
Revenues, consisting of sales and investment income, totaled $13.4 million for 2000, compared to $5.8 million the previous year, an increase of 132%. Sales of Hemaseel APR rose steadily each quarter, except during the third quarter, a phenomenon that appears to be seasonal. Total sales as of October 31, 2000 were $12.9 million, compared to $5.5 million a year ago, an increase of 135%.

OPERATING EXPENSES
Operating expenses increased to $18.9 million in 2000, from $16.6 million in 1999. This increase is attributable to a rise in cost of sales operations and additional marketing expense in 2000, due to greater sales activities (resulting in increased revenues) for fiscal 2000.

Sales and marketing expenses totaled $8.9 million in 2000, compared with $6.2 million for the previous year. General and administrative expenses increased to $5.2 million, compared to $3.9 million during the previous year, reflecting Securities and Exchange Commission filing fees, improved public communications, and project costs associated with upgraded technology. Research and development expenses decreased to $2.0 million in 2000, from $3.8 million in 1999, due to the transfer of Phase III clinical trials of Hemaseel HMN to ZLB.

ASSETS, LIQUIDITY AND CAPITAL RESOURCES
Prior to the launch of Hemaseel APR, Haemacure funded its operations, research and development, clinical trials, capital expenditures and investments through the issue of shares, long-term debt, refundable tax credits and grants. Since the launch of Hemaseel APR, sales revenues have also contributed to the financing of operations. During 2000, the Company devoted a significant portion of its cash resources to the marketing of Hemaseel APR and the HemaSyst and HemaMyst delivery systems.

Haemacure's cash position, which consisted of cash and cash equivalents, was $7.1 million as of October 31, 2000, compared with $1.4 million a year earlier. Excess cash has been invested in short-term securities amounting to $2.2 million, compared to $9.8 million in 1999. In 2000, operations consumed $11.0 million, compared to $16.4 million in 1999. This was partially offset by proceeds from the exercise of options and warrants and the secondary public stock offering. Haemacure invests excess cash in low risk securities, when its projected cash needs for operations and capital expenditures allow it. In 2000, approximately $51,000 was used to repay some of the principal on the Company's long-term debt.

Assets and other balance sheet items show changes that reflect Haemacure's sales activities. Specifically, the Company had inventories with a book value of $3.1 million as of October 31, 2000, versus $2.1 million the previous year.

During fiscal 2001, Haemacure will incur capital expenditures in the order of $4.5 million in preparation for the manufacture of Hemaseel APR, in keeping with the terms of its license. The Company will rely on proceeds from the secondary stock offering and traditional capital equipment financing for this purpose.

OUTLOOK
Haemacure's activities in 2000 have enabled the Company to steadily progress in the transition from a strictly research and development organization to an emerging surgical sealant company with established sales and marketing activities.

Hemaseel APR and the HemaSyst and HemaMyst surgical delivery devices continue to gain the acceptance of surgeons, as both their clinical and financial benefits become increasingly recognized. Considering that the implementation of key strategic initiatives has begun to have a positive impact on revenues, Haemacure is now positioned to manage promotion and education activities, and subsequent product utilization more effectively.

In 2000, Haemacure increased market penetration for Hemaseel APR, gaining significant market share. In 2001, the Company will further expand the HemaSyst and HemaMyst surgical delivery devices and pursue the clinical development of Hemaseel HMN and human thrombin. In addition, a strategic alliance with Pharmacia Corporation for the distribution of Gelfoam will continue to carry the Company forward, establishing Haemacure as a leading surgical sealant company.

RISKS
The information set forth in the Management Discussion and Analysis section of this Annual Report contains certain "forward-looking statements" which express Management's views and expectations regarding future events. In some cases, words such as "may", "will", "should", "could", "would", "anticipate", "expect", "intend", "plan", "believe", and variations of these words and of similar expressions are inherent to such statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties, and other factors, some of which are beyond Haemacure's control and are difficult to predict. These risks and uncertainties could cause actual results to differ materially from those expressed or implied in such statements. Among other things, these risks and uncertainties include the following:

License Agreement
Haemacure acquired the rights to Hemaseel APR under a license agreement with Baxter, further to a consent order of the FTC in connection with the acquisition of Immuno by Baxter. The FTC may terminate the license in certain situations, including Haemacure's failure to obtain FDA approval before July 28, 2001 to manufacture Hemaseel APR, which in itself is also subject to the FTC extending the period within which Haemacure must obtain FDA approval to manufacture the product. The FTC granted a first extension in July of 2000. It is highly unlikely that Haemacure will obtain the required FDA approval prior to July 28, 2001. Based on discussions with the FTC, Haemacure believes that the FTC will further extend the deadline. However, there can be no assurance that the FTC will do so, or that it will not terminate the license at a later date. Such a termination by the FTC would have an adverse material effect on Haemacure's business and on the results of its operations.

Hemaseel APR Manufacturing
Haemacure has entered into an agreement with BPL for the manufacture of Hemaseel APR. The agreement includes a project schedule that complies with FTC requirements. Despite these efforts, there is no guarantee that Haemacure will be able to successfully complete the project on time, or that the FTC will not terminate the license from Baxter. The agreement with BPL also provides for a project completion budget. Although Haemacure believes that BPL will indeed complete the project on budget, it cannot guarantee that it will. In the event the project is not completed on budget, Haemacure's operations and liquidity may be adversely affected.

Reliance on External Financing
Haemacure will require additional financing to fund its expected growth. Such funding may come from internally generated cash flow, from additional equity financing, whether by way of private placement or public offering, through a strategic alliance or from other sources. No assurance can be given that such funding will be available.

Uncertainties Related to Commercialization and Development
Except for Hemaseel APR, the Company's first fibrin sealant, and the Company's delivery devices, all of the Company's products are in research or preclinical or clinical development, including the frozen formulation of Hemaseel APR and Hemaseel HMN. The Company has not received marketing approval for any of these other products from the FDA or any other foreign regulatory body. The development and commercialization of new products are highly uncertain, as is the timing associated with these activities. Among other things, potential products that may appear to the Company to be promising may not reach the market for a number of reasons, including the possibilities that the potential products will be found to be ineffective or to cause harmful side effects during preclinical testing or clinical trials, will fail to receive necessary regulatory approvals, will be difficult to manufacture on a commercial scale, will be uneconomical, will fail to achieve market acceptance or will be precluded from commercialization by the proprietary rights of third parties. No assurance can be made that any of the Company's development programs will be successfully completed, that clinical trials will generate anticipated results or will commence or be completed as planned.

Absence of Profitability
Haemacure commenced operations in 1991. To date, it has not realized a profit, and there can be no assurance that it will either achieve or maintain profitability in the future, something that is largely dependent upon expanding the market for its products. Haemacure believes that the market for its products will continue to grow. These assumptions may prove incorrect for a variety of reasons, including failure to obtain regulatory approval of frozen formulas and certain other products, competition from other products and the degree of commercial viability of Haemacure's products. Failure by Haemacure to increase sales of Hemaseel APR could have an adverse material effect on the Company's business and on the results of its operations.

Competition
Many of Haemacure's current and potential competitors have greater financial, marketing and other resources than Haemacure. There can be no assurances that Haemacure will be able to compete successfully with existing or new competitors. Haemacure expects other fibrin sealant and biomaterial products to be approved in 2001 for use in the United States, in competition with Hemaseel APR. There is no guarantee that these new products will not adversely impact on Haemacure sales in 2001 and 2002.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Haemacure Corporation and all the information in this Annual Report are the responsibility of Management.

The financial statements have been prepared by Management in accordance with generally accepted accounting principles. The financial statements include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information used elsewhere in the Annual Report is consistent with that in the financial statements.

Haemacure Corporation's policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and all its members are outside Directors. The committee meets periodically with Management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the Annual Report, the financial statements and the external auditors' report. The committee reports its findings to the Board for consideration when it approves the financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders. The external auditors have full and free access to the Audit Committee.

Marc Paquin                              James L. Roberts
President and Chief Executive Officer
                                         /s/ James L. Roberts
/s/ Marc Paquin
                                         Vice-President, Finance and
                                         Administration and Chief Financial
                                         Officer


Auditors' Report

To the Shareholders of Haemacure Corporation

We have audited the consolidated balance sheets of Haemacure Corporation as at October 31, 2000 and 1999 and the consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at October 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.


                                        /s/ Ernst & Young LLP

Montreal, Canada,                       Chartered Accountants
November 22, 2000.

Consolidated balance sheets

As at October 31,

                                                          2000          1999
--------------------------------------------------------------------------------
ASSETS

Current assets
Cash and cash equivalents [note 13]                 $7,072,703    $1,421,161
Temporary investments                                2,168,436     9,831,926
Accounts receivable [note 3]                         2,867,787     1,574,105
Inventories [note 4]                                 3,107,368     2,132,663
Prepaid expenses                                       298,431       219,261
--------------------------------------------------------------------------------
                                                   $15,514,725   $15,179,116

Capital assets [notes 5 and 7]                      $7,485,393    $1,265,756
Other assets [note 6]                                8,523,192    10,052,786
Deferred foreign exchange loss                         326,821        27,410
--------------------------------------------------------------------------------
                                                   $31,850,131   $26,525,068
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities            $3,956,454    $2,987,281
Current portion of long-term debt                       18,276        51,457
Current portion of other liabilities                 3,627,532            --
--------------------------------------------------------------------------------
                                                    $7,602,262    $3,038,738

Long-term debt [note 7]                                950,913       918,005
Other liabilities [note 8]                           7,656,391    10,162,093
--------------------------------------------------------------------------------
                                                   $16,209,566   $14,118,836
--------------------------------------------------------------------------------

Shareholders' equity                                15,640,565    12,406,232
--------------------------------------------------------------------------------
                                                   $31,850,131   $26,525,068
--------------------------------------------------------------------------------
Commitments and contingencies [note 11]

See accompanying notes


On behalf of the board:


/s/ Marc Paquin                         /s/ Paul Baehr


Marc Paquin                             Paul Baehr
Director                                Director

         Consolidated statements of operations
         Years ended October 31,

                                                          2000          1999
--------------------------------------------------------------------------------

REVENUES

   Sales                                           $12,900,732    $5,454,337
   Investment income                                   481,389       311,666
--------------------------------------------------------------------------------
                                                   $13,382,121    $5,766,003
--------------------------------------------------------------------------------

EXPENSES

   Cost of sales, selling and marketing expenses   $15,671,390   $12,041,054
   General and administrative                        5,177,862     3,906,282
   Research and development                          2,038,570     3,800,302
   Amortization of capital and other assets          1,811,229     1,823,254
   Interest on other liabilities                       810,470       760,638
   Foreign exchange loss                                 9,735       210,076
   Interest on long-term debt                           55,983        56,452
   Other financial expenses                             94,725        21,244
--------------------------------------------------------------------------------
                                                   $25,669,964   $22,619,302
--------------------------------------------------------------------------------

   Loss before income taxes                       $(12,287,843) $(16,853,299)
   Provision for income taxes [note 10]                 34,927        62,460
--------------------------------------------------------------------------------
   Net loss                                       $(12,322,770) $(16,915,759)
--------------------------------------------------------------------------------

   Basic loss per common share                          $(0.66)       $(1.26)
--------------------------------------------------------------------------------

         See accompanying notes

         Consolidated statements of shareholders' equity
         Years ended October 31,
                                                                     2000                                 1999
                                                          -----------------------------       -------------------------------
                                                             Number of                            Number of
                                                                shares           Amount              shares           Amount
-----------------------------------------------------------------------------------------------------------------------------
Share capital [note 9]

Common shares

  Balance at beginning of year                             16,009,155       $64,877,794          11,023,168      $42,265,203
  Issued under stock option plans                              10,000            25,000              49,560          159,088
  Issued upon the exercise of warrants                          5,500            13,200             332,095          749,959
  Issuance of common shares                                 7,906,977        17,000,000           4,604,332       21,703,544
  Issuance of common shares due to the
    over-allotment option                                     301,318           647,834                  --               --
-----------------------------------------------------------------------------------------------------------------------------
    Balance at end of year                                 24,232,950        82,563,828          16,009,155       64,877,794
-----------------------------------------------------------------------------------------------------------------------------
Total share capital                                                --       $82,563,828                  --      $64,877,794
-----------------------------------------------------------------------------------------------------------------------------

Deficit
Balance at beginning of year                                               $(52,471,562)                        $(35,555,803)
Net loss                                                                    (12,322,770)                         (16,915,759)
Share issue expenses [note 9]                                                (2,958,931)                                  --
-----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                      (67,753,263)                         (52,471,562)
-----------------------------------------------------------------------------------------------------------------------------
Additional paid-in capital [note 9]                                             830,000                                   --
-----------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                  $15,640,565                          $12,406,232
-----------------------------------------------------------------------------------------------------------------------------

         See accompanying notes

         Consolidated statements of cash flows

         Years ended October 31,

                                                                                2000             1999
-------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

Net loss                                                                $(12,322,770)    $(16,915,759)
Items not affecting cash
   Amortization of capital assets                                            281,635          293,659
   Amortization of other assets                                            1,529,594        1,529,595
   Accrued interest on long-term debt                                         51,184           47,645
   Accrued interest on other liabilities                                     810,470          760,638
   Loss (gain) on disposal of capital assets                                  43,761         (97,897)
   Foreign exchange gain                                                     (36,673)         (18,196)
   Unrealized foreign exchange loss                                           11,949           25,239
-------------------------------------------------------------------------------------------------------
                                                                         $(9,630,850)    $(14,375,076)

   Net change in non-cash working capital balances
   related to operations [note 13]                                        (1,378,384)      (2,014,884)
   ----------------------------------------------------------------------------------------------------
   Cash flows from operating activities                                 $(11,009,234)    $(16,389,960)
   ----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

   Issuance of common shares                                             $17,686,034      $15,511,046
   Share issue costs                                                      (2,128,931)              --
   Repayment of long-term debt                                               (51,457)         (51,319)
   ----------------------------------------------------------------------------------------------------
   Cash flows from financing activities                                  $15,505,646      $15,459,727
   ----------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

   Disposition (acquisition) of temporary investments                     $7,663,490        $(176,419)
   Acquisition of capital assets                                          (6,549,033)        (236,741)
   Disposal of capital assets                                                  4,000          252,870
   ----------------------------------------------------------------------------------------------------
   Cash flows from investing activities                                   $1,118,457        $(160,290)
   ----------------------------------------------------------------------------------------------------
   Effect of exchange rate changes on cash and cash equivalents              $36,673          $18,196

   Net change in cash and cash equivalents                                $5,651,542      $(1,072,327)
   Cash and cash equivalents at beginning of year                          1,421,161        2,493,488
   ----------------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of year [note 13]                     $7,072,703       $1,421,161
   ----------------------------------------------------------------------------------------------------

   Supplemental information
   Interest paid                                                              $4,798           $8,807
   Income taxes paid                                                          51,492           19,452
   ----------------------------------------------------------------------------------------------------

See accompanying notes

Notes to consolidated financial statements

October 31, 2000 and 1999

1.       NATURE OF BUSINESS
         The Corporation specializes in developing, manufacturing, marketing and selling biological adhesives and biomaterials for acute surgical wound care. The Corporation's activities since incorporation have been to perform research and development, establish offices and its sales network, build research facilities, sell its products, and raise capital. The Corporation has not realized a profit since its inception and there can be no assurance that it will either achieve or maintain profitability in the future. The Corporation may require additional financing to fund its expected growth. Such funding may come from internally-generated cash flow, from additional equity financing, whether by way of private placement or public offering, through a strategic alliance or from other sources. No assurance can be given that such funding will be available.

         The Corporation plans to pursue the marketing of Hemaseel APR which represents substantially all sales revenue of the Corporation. These activities are subject to the risks inherent in any Corporation that operates in the field of biotechnology. These risks relate to the successful completion of the marketing of the Corporation's products, required financing and research and development activities. The Corporation also faces uncertainty with regard to the renewal of its license to sell Hemaseel APR from the United States Federal Trade Commission [see note 8].

2.       SIGNIFICANT ACCOUNTING POLICIES
         Principles of consolidation
         The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries.

         Use of estimates
         The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from the estimates and assumptions used.

         Cash equivalents
         Cash equivalents consist of investments that are readily convertible into a known amount of cash, that are subject to minimal risk of changes in value and which have an original maturity of three months or less from the date of purchase. An amount of $2,358,383 of cash and cash equivalents are denominated in foreign currencies and are used by the Corporation to hedge against certain accounts payable and future commitments due in 2001.

         Temporary investments
         Temporary investments, consisting of money market instruments and fixed-income securities, are valued at the lower of cost and fair market value. An amount of $2,046,652 of temporary investments are denominated in foreign currencies and are used by the Corporation to hedge against certain amounts payable and future commitments due in 2001.

         Inventories
         Inventories, which consist of products held for resale, are valued at the lower of cost, using the first-in, first-out method, and net realizable value, less allowance for obsolescence which takes into consideration factors such as turnover and the expiry date of the products.

         Capital assets
         Capital assets are recorded at cost, net of related government assistance and investment tax credits, and are amortized over their estimated useful life using the declining balance method, except for leasehold improvements which are amortized using the straight-line method, at the following rates:

         Laboratory equipment    20%
         Office equipment        20%
         Computer equipment      30%
         Leasehold improvements  Lease term

         No amount of depreciation is calculated on construction in progress. The Corporation does not capitalize interest during construction.

         Government assistance and investment tax credits
         Government assistance and investment tax credits are recorded as a reduction of the related expenditures or capital assets when there is reasonable assurance of their ultimate realization.

         Income taxes
         The Corporation follows the deferred income tax allocation method in accounting for income taxes. Under this method, timing differences between income for accounting purposes and income for tax purposes give rise to deferred income taxes.

         Other assets
         Other assets, mainly comprising of manufacturing and distribution rights, are recorded at cost. Other assets are amortized using the straight-line method over a period of eight years.

         Research and development
         Research costs are charged against income in the year of expenditure. Development costs are charged against income in the year of expenditure unless a development project meets the criteria under generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date.

         Translation of foreign currencies
         Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets and liabilities as well as revenues and expenses denominated in a foreign currency are translated at the exchange rate prevailing at the transaction date. Foreign currency translation gains and losses are included in the statement of operations of the reporting period, except those related to the translation of other liabilities which are deferred and amortized over the remaining life of the other liabilities on a straight-line basis. The accounts of a foreign subsidiary are translated using the temporal method.

         Financial Instruments
         The Corporation utilizes financial instruments in foreign currencies [cash and cash equivalents and temporary investments] to manage its exposure to changes in foreign currency exchange rates. Foreign currency gains and losses relating to these financial instruments are deferred and recognized in the same period and in the same financial statement category as the related items hedged.

         Loss per share
         The basic loss per share has been calculated using the weighted average number of outstanding common shares during the year. The fully diluted loss per share is not shown since it would have the effect of reducing the loss per share.

         Stock option plan
         The Corporation has a stock-based compensation plan, which is described in note 9. No compensation expense is recognized for this plan when shares or stock options are issued to employees or directors. Any consideration paid by the employees or directors on exercise of stock options or purchase of stock is credited to share capital. If shares or stock options are repurchased from employees or directors, the excess of the consideration paid over the carrying amount of the shares or stock options is charged to deficit.

         Impairment of long-lived assets
         Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is assessed by comparison between the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value [net recoverable value]. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the net recoverable value.

3.       ACCOUNTS RECEIVABLE
                                                         2000          1999
        --------------------------------------------------------------------
         Accounts receivable-- trade               $2,210,355    $1,229,786
         Interest receivable                          266,097        16,279
         Commodity taxes and other                    391,335       328,040
        --------------------------------------------------------------------
                                                   $2,867,787    $1,574,105
        --------------------------------------------------------------------

4.       INVENTORIES
                                                         2000          1999
        --------------------------------------------------------------------
         Products held for resale                  $6,444,924    $5,560,377
         Less: allowance for obsolescence           3,337,556     3,427,714
        --------------------------------------------------------------------
                                                   $3,107,368    $2,132,663
        --------------------------------------------------------------------

5.       CAPITAL ASSETS

                                                                    2000                               1999
                                                                          Accumulated                       Accumulated
                                                                Cost     amortization               Cost   amortization
        ----------------------------------------------------------------------------------------------------------------
         Laboratory equipment                             $1,570,383         $953,886         $1,518,123       $809,908
         Office equipment                                    343,067          158,342            335,816        113,067
         Computer equipment                                  204,293           59,962            269,136        164,923
         Leasehold improvements                              377,617          195,666            377,617        147,038
         Construction in progress                          6,357,889               --                 --             --
        ----------------------------------------------------------------------------------------------------------------
                                                           8,853,249        1,367,856          2,500,692      1,234,936

         Less: accumulated amortization                    1,367,856        1,234,936
        ----------------------------------------------------------------------------------------------------------------
         Net book value                                   $7,485,393       $1,265,756
        ----------------------------------------------------------------------------------------------------------------
6.       OTHER ASSETS
                                                                                                    2000           1999
        ----------------------------------------------------------------------------------------------------------------
         Other assets, at cost [note 8]                                                      $12,553,247    $12,553,247
         Less: accumulated amortization                                                        4,030,055      2,500,461
        ----------------------------------------------------------------------------------------------------------------
         Net book value                                                                       $8,523,192    $10,052,786
        ----------------------------------------------------------------------------------------------------------------
7.       LONG-TERM DEBT
                                                                                                    2000           1999
        ----------------------------------------------------------------------------------------------------------------
         Loan from Investissement Quebec [a]                                                    $944,109       $892,925

         Bank loan bearing interest at prime rate plus 1.75%,
         repayable in monthly principal installments of $4,167 maturing in February 2001 [b]      16,666         66,666

         Loan bearing interest at 10%, repayable in monthly installments of $198,
         including principal and interest, maturing in March 2005                                  8,414          9,871
        ----------------------------------------------------------------------------------------------------------------
                                                                                                $969,189       $969,462
         Less: current portion                                                                    18,276         51,457
        ----------------------------------------------------------------------------------------------------------------
                                                                                                $950,913       $918,005
        ----------------------------------------------------------------------------------------------------------------

[a] Under the terms of the agreement with Investissement Quebec ["IQ"], this loan bears interest at a rate equal to the rate prescribed by the ministere du Revenu du Quebec less 4% [6% as at October 31, 2000 and 5% as at October 31, 1999]. Interests for the year amounting to $51,184 [$47,645 in 1999] have been capitalized to the loan in accordance with the provisions of the loan agreement. The loan and interest thereon will be repayable in installments equal to 10% of gross sales of the products stemming from the sale of internally developed fibrin sealants [Hemaseel HMN]. As of October 31, 2000, no such products had been sold. After repayment of the loan and the interest thereon, the Corporation will pay a royalty equal to 2% of gross sales from the date of final repayment until the end of a period of 10 years starting with the commencement of the commercialization of these products.
[b]      Equipment is pledged as security for this loan.
         The minimum annual long-term debt principal repayments, excluding those relating to the IQ loan, are as follows over the next five years:
         2001          $18,276
         2002          1,778
         2003          1,965
         2004          2,170
         2005          891

8.       OTHER LIABILITIES
         In April 1997, the Corporation entered into a licensing and manufacturing agreement to obtain the rights to manufacture and sell Hemaseel APR, a fibrin sealant, in the United States. Under this agreement, the Corporation is committed to make milestone payments.

         Other liabilities represent the present value, discounted using a rate of 8.25%, of the milestones payments to be made by the Corporation related to the purchase of the rights to manufacture and sell fibrin sealant in the United States. As of October 31, 2000, a total consideration of US $2,250,000 [CAN $3,210,200] has been paid. These payments along with the discounted value of milestone payments to be made were included with other assets [see note 6].

         Payments to be made are as follows:
         US $1,500,000      Upon the Food and Drug  Administration's ["FDA"]
                            approval for the Corporation to produce the product;
         US $2,500,000      In June 2001, i.e. 36 months following the first
                            delivery of the product;
         US $2,500,000      In June 2004, i.e. 72 months following the first
                            delivery of the product;
         US $2,750,000      In June 2006, i.e. 96 months following the first
                            delivery of the product.
         The Corporation acquired these rights under license and manufacturing agreements with Immuno International AG ["Immuno"], required by a consent order of the United States Federal Trade Commission ["FTC"] in connection with the acquisition of Immuno by Baxter International, Inc. The FTC may terminate the license agreement if the Corporation:
         [i]      voluntarily ceases for 60 days to sell Hemaseel APR;
         [ii]     abandons its efforts to obtain FDA approval to manufacture
                  Hemaseel APR on its own;
         [iii]    fails to obtain FDA approval before July 28, 2000 to
                  manufacture Hemaseel APR itself, provided that the FTC may extend the license for an additional four years if the trustee appointed by the FTC to monitor the parties' compliance with the agreements determines that the Corporation has made good faith efforts to obtain FDA approval for its manufacturing and that FDA approval appears likely within that time period. The
                  FTC, on July 28, 2000, granted the Corporation the first of the possible four one-year extensions based on the trustees' recommendation.

9.       SHARE CAPITAL
         Authorized
         Unlimited number of common shares.
         Unlimited number of preferred shares, non-voting, issuable in series, with such rights and conditions as may be determined by the Board of Directors.

         Options
         In March 1996, the Board of Directors of the Corporation established the 1996 stock option plan which provides for the granting of options to acquire common shares to employees, officers and directors, and service providers to the Corporation. A maximum of 1,098,297 common shares may be issued under the 1996 stock option plan. At the annual and special meeting of the shareholders of the Corporation held on April 27, 2000, the shareholders approved a resolution increasing the maximum number of common shares which may be issued under the 1996 stock option plan to 1,675,683.

         The exercise price of an option granted under the 1996 stock option plan is set at the time of the grant of the option, but cannot in any event be less than the closing sale price of the common shares on The Toronto Stock Exchange on the last business day prior to the day the option is granted. The exercise period of options granted under the 1996 stock option plan may not exceed ten years from the date of grant.

         A summary of the situation as at October 31, 2000 and 1999 of the Corporation's fixed-price stock option plan and the changes made in the years then ended is shown below:

                                                                              2000                            1999
                                                                                      Weighted                      Weighted
                                                                                       average                       average
                                                                                      exercise                      exercise
                                                                     Options             price         Options         price
       ----------------------------------------------------------------------------------------------------------------------
         Outstanding options, at beginning of year                   837,700              5.02         644,601          4.74
         Granted                                                     315,100              2.91         340,509          5.14
         Exercised                                                   (10,000)             2.50         (49,560)         3.21
         Cancelled                                                   (31,000)             4.13         (97,850)         4.53
       ----------------------------------------------------------------------------------------------------------------------
         Outstanding options, at end of year                       1,111,800              4.47         837,700          5.02
       ----------------------------------------------------------------------------------------------------------------------
         Exercisable options, at end of year                         941,300                           731,700
       ----------------------------------------------------------------------------------------------------------------------
         In addition, with respect to the issuance of shares during the year, the Corporation has also granted the underwriters, an option to purchase 820,830 shares exercisable at $2.15 per share on or before June 19, 2002. The
         Corporation has calculated the fair value of these options and has recognized $830,000 as share issue costs charged to deficit and recorded as additional paid-in capital.

         The following table contains information regarding outstanding fixed-price stock options as at October 31, 2000:
                             Number of                                               Number of outstanding
         Price range     outstanding options    Weighted average  Weighted average    exercisable options    Weighted average
         for the year  as at October 31, 2000   years remaining    exercise price    as at October 31, 2000  exercise price
             $                  #                   Years                $                    #                   $
       ----------------------------------------------------------------------------------------------------------------------
         2.01 to 3.00         314,410                8.29              2.51              223,910                2.64
         3.01 to 4.00         199,584                8.20              3.78              143,584                3.71
         4.01 to 5.00          85,100                7.15              4.25               71,100                4.25
         5.01 to 6.00         322,706                7.99              5.45              322,706                5.45
         6.01 to 7.00         190,000                5.94              6.85              180,000                6.88
       ----------------------------------------------------------------------------------------------------------------------
         2.01 to 7.00       1,111,800                7.69              4.47              941,300                4.70
       ----------------------------------------------------------------------------------------------------------------------

         Warrants
         A summary of the situation as at October 31, 2000 and 1999 of the Corporation's warrants and the changes made in the years then ended is shown below:

                                                            2000                      1999
                                                                 Weighted                    Weighted
                                                                  average                     average
                                                                 exercise                    exercise
                                                     Shares         price       Shares          price
-------------------------------------------------------------------------------------------------------
Outstanding warrants, at beginning of year               --            --      332,095           2.26
Granted                                           4,104,148          2.40           --             --
Exercised                                            (5,500)         2.40     (332,095)          2.26
-------------------------------------------------------------------------------------------------------
Outstanding warrants, at end of year              4,098,648          2.40           --             --
-------------------------------------------------------------------------------------------------------

         During the year ended October 31, 2000, the Corporation issued 4,104,148 warrants in connection with the issuance of common shares. These warrants entitle the holder to purchase one common share of the Corporation at a price of $2.40 until December 31, 2001.
         The Corporation entered into an agreement with one of its suppliers for services to be rendered over the next two years. As part of the compensation payable to the supplier, the Corporation is required to issue up to 50,000 warrants subject to performance and regulatory approval, each of which entitles the holder to purchase one common share at a price of $1.95. Of the 50,000 warrants, 25,000 expire on February 23, 2006 and 25,000 expire on February 23, 2007. An expense and accounts payable of $23,000 were recorded during the year ended October 31, 2000 in connection with this obligation.

10.      INCOME TAXES
         The provision for income taxes represents large corporation tax.

         As at October 31, 2000, the Corporation had accumulated deductible temporary differences for the federal and provincial income tax amounting to approximately $6,850,000 and $6,350,000 respectively, which are due mainly to scientific research and experimental development expenses and share issue expenses, the benefit of which is not recorded in the consolidated financial statements.

         As at October 31, 2000, the Corporation also had not recorded the tax benefits of federal and provincial tax losses and investment tax credits carried forward for federal income tax purposes amounting to approximately $20,318,000, $17,436,000 and $775,000, respectively, and which expire as follows:

                        Federal          Provincial             Investment
                     tax losses          tax losses            tax credits
         ------------------------------------------------------------------
         2001        $2,111,534                  --                     --
         2002         1,782,000                  --                 19,000
         2003         1,908,000             808,000                 57,000
         2004         6,886,000           6,886,000                 67,000
         2005         2,928,000           2,928,000                 23,000
         2006         6,814,000           6,814,000                328,000
         2007                --                  --                206,000
         2008                --                  --                 56,000
         2009                --                  --                 19,000

11.      COMMITMENTS AND CONTINGENCIES

[a] As at October 31, 2000, the Corporation has commitments outstanding under an agreement to purchase Hemaseel APR inventories from suppliers during the next six months for a total of approximately $2,545,000.

[b] As at October 31, 2000, the Corporation was committed under an agreement to purchase equipment for the manufacturing of Hemaseel APR for a total of $9,000,000 over the next two years.

[c] The Corporation's total commitments under operating leases amount to approximately $2,666,000. The minimum payments, before taking into consideration the sub-lease mentioned below, for the next five years are as follows:

         ----------------------------------------------------------------------
         2001                $684,000
         2002                 648,000
         2003                 488,000
         2004                 468,000
         2005                 378,000
         ----------------------------------------------------------------------
                           $2,666,000
         ----------------------------------------------------------------------
         In 1998, the Corporation sub-leased to a third party part of its premises until the expiry of the head lease, equivalent to its commitment. The sub-lessee has the option to terminate the sub-lease on December 31, 2001.

         Expected sub-lease rentals to be received for the next five years are as follows:
         ----------------------------------------------------------------------
         2001                $275,000
         2002                 283,000
         2003                 289,000
         2004                 294,000
         2005                 113,000
         ----------------------------------------------------------------------
                           $1,254,000

         Rent expense for the year ended October 31, 2000 amounted to $493,973 [$479,314 in 1999]. Sub-lease revenue for the year ended October 31, 2000 amounted to $258,790 [$225,324 in 1999].

         [d] A third party has challenged one of the Corporation's patents in Europe. Management, based on the advice and information provided by its legal counsel, is of the opinion that the Corporation has a strong case in defending its position. As such no provision has been recorded.

12.      FINANCIAL INSTRUMENTS
         Concentration of credit risk
         The Corporation believes it is not exposed to a significant concentration of credit risk. Cash and cash equivalents and temporary investments are invested on a diversified basis in corporations benefiting from an excellent credit rating. Concentration of credit risk with respect to accounts receivable is limited because of the Corporation's large number of customers. As at October 31, 2000 and 1999, no customers represented more than 10% of accounts receivable.

         Fair value of financial instruments
         [i]      Short-term financial assets and liabilities
         The carrying amounts of these assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and cash equivalents, temporary investments and accounts receivable. Short-term financial liabilities comprise accounts payable.
         [ii]     Long-term debt
         The fair value is estimated using discounted cash flow analyses, based on the Corporation's current incremental borrowing rates for similar types of arrangements. There is no material difference between the carrying value and the fair value of the long-term debt, including other liabilities, with the exception of IQ loan for which the fair value is not readily determinable due to its specific nature.

         Inherent rate risk
         The Corporation has long-term debt which would expose it to interest rate risk through fluctuations in the prime interest rate and the rate prescribed by the ministere du Revenu du Quebec.

13.      STATEMENTS OF CASH FLOWS
         Cash and cash equivalents
         The cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments. The cash and cash equivalents shown in the cash flow statements includes the following balance sheet amounts:
                                                             2000          1999
         ----------------------------------------------------------------------
         Cash on hand and bank balances                $5,133,693      $759,929
         Money market instruments                       1,939,010       661,232
         ----------------------------------------------------------------------
         Total cash and cash equivalents               $7,072,703    $1,421,161
         ----------------------------------------------------------------------

         Net change in non-cash working capital
          balances related to operations
                                                                2000       1999
         ----------------------------------------------------------------------

         Accounts receivable                          $(1,293,682)  $(1,092,063)
         Investment tax credits and income taxes
          receivable                                           --       960,524
         Inventories                                     (974,705)      498,868
         Prepaid expenses                                 (79,170)      (25,397)
         Accounts payable and accrued liabilities         969,173    (2,356,816)
         ----------------------------------------------------------------------
                                                      $(1,378,384)  $(2,014,884)
         ----------------------------------------------------------------------
14.      SEGMENT DISCLOSURES
         The Corporation considers it is operating in only one segment, which is the sector related to the market of acute surgical wound care. The Corporation allocates sales to individual countries according to the locations of the customers.
         Geographic information

                                                           Sales                          Capital assets
                                                   2000              1999              2000             1999
        -------------------------------------------------------------------------------------------------------
         Canada                                      --                --          $829,427         $996,917
         United States                       12,900,732         5,454,337           298,077          268,839
         England                                     --                --         6,357,889               --
        -------------------------------------------------------------------------------------------------------
                                            $12,900,732        $5,454,337        $7,485,393       $1,265,756
        -------------------------------------------------------------------------------------------------------

15.      COMPARATIVE FIGURES
         Certain of the 1999 figures have been reclassified in order to conform with the presentation adopted in 2000.

Board of Directors and Management                                     Corporate Information

BOARD OF DIRECTORS                                                    Head Office
                                                                      2001 University St.
Chairman                                                              Suite 430
                                                                      Montreal, Quebec H3A 2A6
Louis M. Riopel (2) (4)                                               Tel: (514) 282-3350
President                                                             Fax: (514) 282-3358
Rio-Dev Inc.
(Consulting Company)
                                                                      Subsidiary
                                                                      Haemacure Corporation
                                                                      One Sarasota Tower, Suite 802
Directors                                                             Two North Tamiami Trail
                                                                      Sarasota, Florida
Geald Andre, Ing. Ph.D (1)(5)                                         U.S.A. 34236
Vice-President                                                        Tel: (941) 364-3700
SGF Sante inc.                                                        Fax: (941) 365-1051
(Development Company)
                                                                      Auditors
Paul Baehr (1) (3)                                                    Ernst & Young LLP
Chairman and Chief Executive Officer                                  1 Place Ville-Marie
Ibex Technologies Inc.                                                Suite 2400
(Biotechnology Company)                                               Montreal, Quebec H3B 3M9

Francis Bellido (2) (4)                                               Legal Counsel
President and Chief Operating Officer                                 Heenan Blaikie
SGF Sante inc.                                                        1250 Rene-Levesque Blvd. West
(Development Company)                                                 Suite 2500
                                                                      Montreal, Quebec H3B 4Y1
Wayne G. Johnson (1) (3)
President                                                             Transfer Agent and Share Reistrar
Bio Ventures Inc.                                                     Trust General du Canada
(Venture Capital Consulting Company)                                  1100 University St.
Executive Vice-President and Chief Operating Officer                  9th Floor
Haemacure Corporation                                                 Montreal, Quebec H3B 2G7

Marc Paquin (2) (5)                                                   Stock Exchange Listing
President and Chief Executive Officer                                 Toronto Stock Exchange

(1) Member of the Audit Committee                                     Trading Symbol
(2) Member of the Executive Committee                                 HAE
(3) Member of the Compensation Committee
(4) Member of the Corporate Governance Committee                      Annual Meeting
(5) Member of the Corporate Finance and Development                   The Shareholder's Annual Meeting
     Committee                                                        Will be held on April 26, 2001 at
                                                                      11:30 a.m. at the Bonaventure Hilton
                                                                      Hotel, Mont-Royal Room, 1 Place
MANAGEMENT                                                            Bonaventure, Montreal, Quebec

Marc Paquin                                                           Investor Relations
President and Chief Executive Officer                                 Marc Paquin
                                                                      President and Chief Executive Officer
Wayne G. Johnson
Executive Vice-President and Chief Operating Officer                  Version francaise
                                                                      Ce rapport annuel est egalement disponible en francais
Christian Hours, Ph.D
Vice-President, Quality and Technical Affairs

David Karp, MD, MBA
Vice-President, Clinical and Medical Affairs

James L. Roberts, CPA, MBA
Vice-President, Finance and Administration and Chief Financial Officer

Elaine Whitmore, Ph.D
Vice-President, Regulatory and Scientific Affairs

Gilles Lemieux, B.A.A., LL.L.
Secretary

         GLOSSARY

         Aprotinin: A substance that inhibits the breakdown of fibrine by plasmine, thereby inhibiting degradation of a blood clot.

         Delivery devices: Medical devices used to apply surgical sealants or other products to operative sites.

         EACA (epsilon-amino-caproic acid): An agent used in the patented Hemaseel HMN manufacturing process to inactivate unwanted plasminogen; EACA inhibits the degradation of fibrin clots.

         FDA (Food and Drug Administration): The government agency that regulates drugs, biologics, and medical devices in the United States.

         Fibrin: A blood protein that forms a clot; fibrin is produced by the action of thrombin on fibrinogen.

         Fibrin Sealant: A biological tissue glue used to arrest bleeding and seal wounds during surgical procedures; fibrin sealants contain two main components: fibrinogen and thrombin.

         Fibrinogen: A protein present in plasma that, upon interaction with thrombin, forms a fibrin clot.

         Frozen Formulation: A preparation of fibrin sealant in which the fibrinogen and thrombin components are prefilled into syringes and then frozen; frozen formulation is ready to use after simple thawing.

         Gelfoam absorbable gelatin sponge: An absorbable medical device used to help control bleeding in surgical procedures; gelatin sponges are often used in combination with thrombin or fibrin sealant.

         HemaMyst: A proprietary aerosol delivery device.

         Hemaseel APR: Haemacure's first FDA-approved commercially available fibrin sealant; in addition to thrombin and fibrinogen derived from human plasma, Hemaseel APR contains aprotinin derived from a bovine source.

         Hemaseel HMN: Haemacure's proprietary fibrin sealant, derived exclusive from human plasma.

         HemaSyst: Haemacure's proprietary surgical sealant delivery system.

         Plasma: The fluid remaining after blood cells are removed from whole blood; plasma contains many proteins, including those involved in blood coagulation.

         Plasminogen: A plasma protein involved in the degradation of fibrin clots.

         Post-surgical adhesions: Internal scars that often occur during the healing process following surgery.

         Surgical Sealants: Products with tissue sealing properties used in surgical wound management and which may or may not also have the ability to arrest bleeding; fibrin sealants are surgical sealants that also arrest bleeding.

         Thrombin: A plasma enzyme that enables the conversion of fibrinogen into a fibrin clot.

         Tranexamic acid: An agent used in some fibrin sealants to inhibit the breakdown of fibrin clots.